Exhibit 21.1

XMax Inc. and subsidiaries as of December 31, 2025

Subsidiary Name	Jurisdiction of Incorporation	Percentage Owned
Diamond Bar Outdoors, Inc.	California, U.S.	100%
Nova Furniture Limited	British Virgin Islands	100%
Nova Furniture Limited (Samoa)	Samoa	100%
i Design Blockchain Technology, Inc.*	California, U.S.	100%
Xmax Capital Ltd.	Samoa	100%
Xmax Alpha Holdings Ltd.*	Cayman Islands	100%
Xmax Beta Holdings Ltd.*	Cayman Islands	100%
Xmax Delta Holdings Ltd.*	Cayman Islands	100%
Xmax Sigma Holdings Ltd.*	Cayman Islands	100%

* Indicates subsidiary of a subsidiary.